Investor Contact: (800) 262-1122

FOR IMMEDIATE RELEASE

Eaton Vance Municipal Bond Fund Announces Commencement Of

120-Day Period In Connection With Second Conditional Tender Offer

BOSTON, MA, January 21, 2020 — As previously announced in a press release dated March 27, 2019, the Board of Trustees of Eaton Vance Municipal Bond Fund (NYSE American: EIM) (the “Fund”) has authorized a second conditional cash tender offer (the “Second Conditional Tender Offer”) for up to 5% of the Fund’s outstanding common shares, provided that during a 120-day period announced by the Fund, the Fund’s common shares trade at an average discount to net asset value (“NAV”) of more than 6% (based upon the average of the difference between its volume-weighted average market price and NAV each business day during the period). The 120-day period for the Second Conditional Tender Offer will commence tomorrow, January 22, 2020, and end on May 20, 2020. If triggered, the Second Conditional Tender Offer would be at 98% of NAV per share as of the close of regular trading on the New York Stock Exchange (NYSE) on the date the tender offer expires. The Second Conditional Tender Offer, if triggered, would begin on or about June 25, 2020. If the condition is triggered, the Fund will issue a press release providing notification and additional information about the tender offer.

About Eaton Vance Corp.

The Fund’s investment adviser is Eaton Vance Management, a subsidiary of Eaton Vance Corp. Eaton Vance Corp. (NYSE: EV) provides advanced investment strategies and wealth management solutions to forward-thinking investors around the world. Through principal investment affiliates Eaton Vance Management, Parametric, Atlanta Capital, Hexavest and Calvert, the Company offers a diversity of investment approaches, encompassing bottom-up and top-down fundamental active management, responsible investing, systematic investing and customized implementation of client-specified portfolio exposures. As of December 31, 2019, Eaton Vance had consolidated assets under management of $518.6 billion. For more information, visit eatonvance.com.

About the Fund

Common shares of the Fund are generally available for purchase or sale only through secondary market trading at their current market price. Shares of closed-end funds (such as the Fund) often trade at a discount from their net asset value. The market price of a closed-end fund’s shares may vary from net asset value based on factors affecting the supply and demand for shares, such as fund distribution rates relative to similar investments, investors’ expectations for future distribution changes, the clarity of the fund’s investment strategy and future return expectations, and investors’ confidence in the underlying markets in which the fund invests. Fund shares are subject to investment risk, including possible loss of principal invested. Shares of the Fund are not FDIC-insured and are not deposits or other obligations of, or guaranteed by, any bank. No fund is a complete investment program and you may lose money investing in the Fund. An investment in the Fund may not be appropriate for all investors. Before investing, prospective investors should consider carefully the Fund’s investment objective, risks, charges and expenses.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the Fund. The Fund has not commenced a tender offer, and the Second Conditional Tender Offer will not occur unless the prescribed condition is met. The Second Conditional Tender Offer will be made only by an offer to purchase, a related letter of transmittal and other documents filed with the U.S. Securities and Exchange Commission (“SEC”) as exhibits to a tender offer statement on Schedule TO, with all such documents available on the SEC’s website at www.sec.gov. In the event of the Second Conditional Tender Offer, the Fund will also make available to shareholders without charge the offer to purchase and the letter of transmittal. Shareholders should read these documents carefully, as they would contain important information about the Second Conditional Tender Offer.

This press release is for informational purposes only and is not intended to, and does not, constitute an offer to purchase or sell shares of the Fund. Additional information about the Fund, including performance and portfolio characteristic information, is available at www.eatonvance.com.

Statements in this press release that are not historical facts are forward-looking statements as defined by the U.S. securities laws. You should exercise caution in interpreting and relying on forward-looking statements because they are subject to uncertainties and other factors which are, in some cases, beyond the Fund’s control and could cause actual results to differ materially from those set forth in the forward-looking statements.

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